

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 26, 2017

Larry Beazer
Chief Executive Officer and President
Triton Acquisitions Company
432 North Larkspur Street
Gilbert, AZ 85234

> **Re: Triton Acquisitions Company**
> **Registration Statement on Form S-1**
> **Filed December 6, 2017**
> **File No. 333-221925**

Dear Mr. Beazer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please revise your prospectus to remove any reference to prior Securities Act filings. For example, please delete the first two sentences on the prospectus cover page (beginning with "This S-1 filing is made to change") and the reference to "this post-effective registration statement" in the second paragraph, insofar as this is a new filing and not a post-effective amendment.

3.   Please revise your registration statement to clarify whether the offering proceeds will be deposited in a trust account or escrow account. In this regard, we note that Exhibit 10.1

appears to be an escrow agreement between the company and Branch Banking and Trust Company.

Security Ownership of Certain Beneficial Owners and Management, page 34

4.   It appears that the percentage shown for Advanced Business Strategies, LLC's beneficial ownership of common stock following the offering is incorrect. Please advise or revise.

Certain Relationships and Related Transactions, page 35

5.   Please revise your disclosure to discuss Advanced Business Strategies, LLC's agreement to advance you funds, and quantify any funds it advanced to you since June 30, 2016. See Item 404(d) of Regulation S-K.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any questions.

                                Sincerely,

                                /s/ Timothy S. Levenberg

                                for H. Roger Schwall
                                Assistant Director
                                Office of Natural Resources

cc: Elaine Dowling, Esq.
        EAD Law Group, LLC